EXHIBIT 99.1
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                                                           [GRAPHIC OMITTED]
                                                     [LOGO - ARC ENERGY TRUST]

NEWS RELEASE

February 6, 2006


ARC ENERGY TRUST PROVIDES UPDATE ON COMMODITY PRICE PROTECTION
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Calgary, February 6, 2006, (AET.UN AND ARX - TSX) ARC Energy Trust's ("ARC" or
"the Trust") price risk management policy is focused on purchasing price floor
(put) structures to manage commodity prices and the use of fixed rate swaps to manage foreign exchange and interest rate exposures. Through the purchase of a price floor, ARC pays a premium to limit the exposure to downturns in commodity prices while participating in commodity price appreciation.

For calendar 2006 ARC has put in place the following commodity price protection:

Gas:                                Q1          Q2          Q3          Q4
Volume(GJ/day)                      43,995      30,000      30,000      10,109
Average Floor Price (CAD/GJ)        $8.70       $8.00       $8.00       $8.00

Oil                                 Q1          Q2          Q3          Q4
Volume    (bbl/day)                 8,000       8,000       6,000       6,000
Average Floor Price (USD/bbl)       $51.88      $52.50      $53.33      $53.33

ARC has sold out-of-the money puts on a portion of these volumes to reduce the premium costs on the purchased floors. ARC will pay deferred premiums totaling $12.5 million in 2006 for these floor structures.

In addition to the above contracts, the Trust entered into long term risk management structures to lock in returns on production acquired through the Redwater and NPCU acquisitions announced in December 2005. ARC has protected the 5,000 bbl/d through 2009 with a three way collar by partially financing the purchase of a US$55 floor with a sold US$40 put and US$90 call. ARC felt it prudent to sell the out-of-the-money put and call in order to reduce the cost of the US$55 floor and minimize its long term premium commitments. As a result, ARC has US$55 price protection (down to US$40) on the acquired volumes costing an average of $1.9 million per year through 2009. If oil trades above US$90 in any one month, ARC will be limited to US$90 for that month, if WTI falls below US$40, ARC receives market price plus US$15 under the three way collar. For a complete summary of the Trust's oil and natural gas hedges, please refer to "Hedging Program" under the "Investor Relations" section of the Trust's website at www.arcenergytrust.com

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $6.0 billion. In 2006, the Trust expects to produce approximately 61,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

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Contained in this news release is forward-looking  information.  The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of
factors,   including,   but  not  limited  to:  commodity  prices,   reservoir
performance, weather, drilling performance and industry conditions, may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC ENERGY TRUST

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:
                Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600                Fax: (403) 509-6417
                           Toll Free 1-888-272-4900
                              ARC Resources Ltd.
             Suite 2100, 440 - 2nd Avenue S.W.,Calgary, AB T2P 5E9